UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 12, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

12 August 2020

To:	Australian Securities Exchange (ASX)	cc:	New York Stock Exchange (NYSE)
	London Stock Exchange (LSE)		JSE Limited (JSE)

Notice of Dividend and AGM Dates

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	REG NO 3196209

The proposed dates1 for the 2020 Final Dividend of BHP Group Limited and BHP Group Plc are set out below. BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the FY2020 Final Dividend. Full terms and conditions of the DRP and details about how to participate can be found at bhp.com.

2020 Final Dividend

Preliminary Results Announcement and Dividend Determination	18 August 2020
Announcement of currency conversion into RAND	28 August 2020
Last day to trade cum dividend on JSE	1 September 2020
Ex-Dividend Date (JSE)	2 September 2020
Ex-Dividend Date (ASX, LSE and NYSE2)	3 September 2020
Record Date	4 September 2020
DRP and Currency Election date (including announcement of currency conversion for ASX and LSE)	8 September 2020
Payment Date	22 September 2020
DRP Allocation Date (ASX and LSE) within ten business days after the payment date	6 October 2020
DRP Allocation Date (JSE), subject to the purchase of shares by the Transfer Secretaries in the open market, CSDP accounts credited/updated on or about[3]	7 October 2020

BHP Group Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 2 September 2020 and 4 September 2020 (inclusive), and transfers between the UK register and the South African register will not be permitted between the dates of 28 August 2020 and 4 September 2020 (inclusive).

Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election should do so in accordance with the timetable above, or, in the case of shareholdings on the South African branch register of BHP Group Plc, in accordance with the instructions of your CSDP. The DRP Allocation Price will be calculated in each jurisdiction as an average of the price paid for each share actually purchased to satisfy DRP elections. The Allocation Price applicable to each stock exchange will made available at bhp.com/DRP4.

[1]	Dates are subject to change.
[2]

BHP Group Limited and BHP Group Plc shares are listed in the form of American Depositary Shares (ADSs) and traded as American Depositary Receipts (ADRs) on the NYSE. Each ADS represents two ordinary shares.

[3]	Computershare Investor Services (Pty) Limited as the Transfer Secretary will notify Strate and CSDPs when the price and allocation date is known.
[4]	In the case of BHP Group Limited, the allocation price will also be released via the ASX using Appendix 3A.1 in accordance with ASX requirements

2020 Annual General Meetings (AGM)

BHP Group Limited

The 2020 AGM of BHP Group Limited will be held on Wednesday 14 October 2020 at 5pm (Melbourne time) as a virtual meeting. In line with temporary amendments to the Australian requirements governing how AGMs may be held, there will be no physical meeting for shareholders to attend. BHP Group Limited shareholders will be able to attend, vote and ask questions via technology in real time.

In addition, a BHP Live event will be held on Wednesday 7 October 2020 at 12pm (Melbourne time), where the Board Chair and the CEO will address shareholders’ questions.

BHP Group Plc

The 2020 AGM of BHP Group Plc will be held in London on Thursday 15 October 2020 at 9.30am (London time). BHP is closely monitoring the ongoing impact of the COVID-19 pandemic, and developments in UK regulation in relation to how AGMs may be held during this period.

In addition, a virtual forum for BHP Group Plc shareholders will be held on Wednesday 23 September 2020 at 10.30am, with presentations by the Board Chair and the CEO and the opportunity for shareholders to ask questions via technology. BHP Group Plc shareholders are also invited to attend and ask questions at BHP Group Limited’s virtual AGM.

Further details for these events will be made available in due course and shareholders are encouraged to monitor the company’s website bhp.com/investor-centre/shareholder-information/meetings/ for updates.

The closing date for receipt of nominations from persons wishing to be considered for election as a Director on the BHP Board is Wednesday, 19 August 2020.

Authorised for lodgement by
Geof Stapledon
Company Secretary

BHP Group Limited ABN 49 004 028 077	BHP Group Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

The BHP Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date:	August 12, 2020	By:	/s/ Geof Stapledon
		Name:	Geof Stapledon
		Title:	Company Secretary